Jefferies LLC	Cowen and Company, LLC	Piper Jaffray & Co.
520 Madison Avenue	599 Lexington Avenue	800 Nicolette Mall
New York, NY 10022	New York, New York 10022	Minneapolis, Minnesota 55402

May 6, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Milestone Pharmaceuticals Inc. Acceleration Request for Registration Statement on Form S-1 File No. 333-230846

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 935 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period April 29, 2019 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Milestone Pharmaceuticals Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on May 8, 2019, or as soon thereafter as practicable.

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Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Chris Swindle
Name: Chris Swindle
Title: Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Chad Huber
Name: Chad Huber
Title: Managing Director

[Signature page to Acceleration Request Letter]